# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Xilio Therapeutics, Inc., CIK 0001840233
CUSIP: 98422T100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 828 Winter Street, Suite 300, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 02/11/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001551152

## Reporting persons
- AbbVie Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 4,347,826; shared voting power 0; sole dispositive power 4,347,826; shared dispositive power 0; aggregate amount beneficially owned 4,347,826 (9% of the class)

## Item 1. Issuer
Name of issuer: Xilio Therapeutics, Inc.
Address of issuer's principal executive offices: 828 Winter Street, Suite 300 Waltham, Massachusetts, 02451

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of AbbVie Inc. (the "Reporting Person")
Address of principal business office or, if none, residence: The address of the Reporting Person is 1 North Waukegan Road, North Chicago, Illinois, 60064-6400.
Citizenship: The Reporting Person is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.The ownership information presented herein represents beneficial ownership of the Common Stock as of the date hereof based upon 43,958,074 shares of Common Stock outstanding on November 1, 2024 according to the Issuer's Quarterly Report on Form 10-Q filed on November 7, 2024 and giving effect to the issuance of 4,347,826 shares of Common Stock to the Reporting Person on February 11, 2025.
Percent of class: 9.0%
Sole power to vote or to direct the vote: 4,347,826
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,347,826
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- AbbVie Inc.: /s/ Scott T. Reents, Scott T. Reents, Executive Vice President, Chief Financial Officer (02/18/2025)